FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file numbers
2-90702, 33-18202, 33-55986, 33-56101 and 333-95043

A.                       Full title of the plan and the address of the plan, if different from that of the issuer name below:

ECOLAB SAVINGS PLAN and ESOP

(FKA Ecolab Savings Plan)

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN and ESOP

(FKA Ecolab Savings Plan)

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

and

for the year ended December 31, 2002

AND SUPPLEMENTAL SCHEDULES

as of and for the year ended December 31, 2002

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator

Ecolab Savings Plan and ESOP

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP (FKA Ecolab Savings Plan)(the “Plan”) as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan Administrator.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 20, 2003

ECOLAB SAVINGS PLAN and ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2002 and 2001

(in thousands)	2002	2001

ASSETS

Investments:

Fidelity mutual funds	$162,851	$184,485

Other mutual funds	36,693	43,116

Managed income fund	46,078	44,235

Ecolab stock fund	340,726	295,303

Participant loans	16,697	16,174

Total investments	603,045	583,313

Dividends receivable	990	979

Total assets	604,035	584,292

LIABILITIES

Other liabilities	247	106

NET ASSETS AVAILABLE FOR BENEFITS	$603,788	$584,186

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2002

(in thousands)	2002

Investment income (loss):
Interest	$3,407
Dividends	7,712
Net depreciation in the fair value of mutual funds	(39,929)
Increase in Plan’s interest in other funds	64,418
Total investment income	35,608

Contributions and transfers:
Employee contributions	27,006
Employer contributions	12,944
Transfer from other plans	5,584
Total contributions and transfers	45,534

Deductions:
Distributions and withdrawals	(61,345)
Plan expenses	(195)
Total deductions	(61,540)

Net increase	19,602

Net assets available for benefits:
Beginning of year	584,186

End of year	$603,788

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

1.                           Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.  Effective March 1, 2002, the plan was amended with respect to certain aspects of employee and employer matching contributions, participant vesting and participant account allocation.  In addition, the plan was modified to meet the regulatory requirements of an Employee Stock Ownership Plan (ESOP) and changed its name to the Ecolab Savings Plan and ESOP.  The change of the plan to an ESOP had no impact on plan assets or participant accounts.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the “Company”) and certain of its subsidiaries.  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion.  Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

In connection with the plan amendment described further below, the plan has been designed to meet the IRS Safe Harbor rules so as to eliminate the need for certain non-discrimination testing in years subsequent to 2002.

CONTRIBUTIONS:

Prior to March 1, 2002, contributions were made to the Plan as “before-tax savings contributions,” “after-tax savings contributions,” “employer matching contributions” or “employer profit sharing contributions”.

Before-tax savings contributions were made by the company on behalf of participants who agreed to have their taxable compensation reduced.  Participants could reduce their compensation up to 10% (subject to a statutory annual maximum of $10,500 for 2001) for the purpose of making before-tax savings contributions to the Plan.

1.                           Description of Plan, (Continued):

After-tax savings contributions were made by the company on behalf of participants through after-tax payroll deductions.  The total of before-tax and after-tax savings contributions made on behalf of a participant could not exceed 16% of a participant’s compensation.

Prior to March 1, 2002, employer matching contributions were made by the company in an amount equal to 50% of the total before-tax and after-tax savings contributions for a payroll period up to a maximum 6% of a participant’s eligible compensation for that period, as defined.  Employer matching contributions were invested entirely in the Ecolab Stock Fund.

Effective March 1, 2002, contributions are made to the Plan as “before-tax savings contributions,” “employer matching contributions” or “employer profit sharing contributions”.

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 16% (subject to a statutory annual maximum of $11,000 for 2002) for the purpose of making before-tax savings contributions to the Plan.

Also effective March 1, 2002, employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of employee pre-tax contributions on the next 2% of compensation.  Employer matching contributions are invested entirely in the Ecolab Stock Fund. Participants who have attained age 55 and 10 years of service will be allowed to diversify up to 25% of their matching contribution account at any time during the 5 years after becoming eligible to diversify. In year 6, they can diversify up to 50% of their matching contribution account, taking into account the amounts already diversified in prior years.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with recently enacted legislation.

A separate ESOP was created for the employer matching contributions and the ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP.

1.                           Description of Plan, (Continued):

The provisions regarding employer profit sharing contributions were not impacted by the plan redesign.  Employer profit sharing contributions are discretionary and are determined annually by the Company’s Board of Directors.  If made, profit sharing contributions are divided among participants who are not eligible for a management incentive or equivalent bonus.  Discretionary employer profit sharing contributions are also invested entirely in the Ecolab Stock Fund.

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

VESTING:

Prior to March 1, 2002, participant interests in before-tax savings and after-tax savings contributions, and investment income thereon were always 100% vested.

Participants become vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service until fully vested after five years of service. Participants also become fully vested in employer matching contributions and investment income thereon in the event of death or total disability while employed by the company or upon retirement at, or after, age 65.

The plan provides for immediate 100% vesting of the employer matching contributions, as of March 1, 2002.

PLAN BENEFITS:

Benefits to participants are limited to the amount vested in each participant’s account.  In connection with the March 2002 plan redesign, all participants who were employed by a Participating Employer after February 28, 2002, became 100% vested effective March 1, 2002.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account.  Loans and In-Service withdrawals for Hardships are also available.  An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a 10% penalty.

1.                           Description of Plan, (Continued):

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years.  Participant loans at December 31, 2002 had interest rates ranging from 4.75% to 10.5%.  A participant can have no more than two loans outstanding at any time.  Participant loans are collateralized by the borrower’s account balance and are repaid through payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions, any employer profit sharing contributions and investment income thereon.

Except for employer matching and profit sharing contributions and investment income thereon which are required to be invested in the Ecolab Stock Fund (except for those participants eligible to diversify up to 25% or 50% of their matching contribution account as described above), participants are allowed to allocate their entire account balance in any combination of the twenty investment options at December 31, 2002.  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

1.                           Description of Plan, (Continued):

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Eighteen of the twenty investment options existing at December 31, 2002 are mutual funds.  The remaining two investment options include a fund invested primarily in investment contracts (the Managed Income Fund) and a non-diversified fund invested primarily in Ecolab Inc. common stock, held by Fidelity Management Trust Company (the Ecolab Stock Fund).  Portions of the Ecolab Stock Fund are considered non-participant directed investments (see information regarding non-participant directed investments in Note 4).

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                           Summary of Significant Accounting Policies:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and use the following significant accounting policies.

VALUATION OF INVESTMENTS:

Investments in the Managed Income Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock.  Mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds.  Participant loans receivable are recorded at estimated fair value consisting of the principal value of outstanding loans, plus accrued interest.

INTEREST AND DIVIDENDS:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

2.                           Summary of Significant Accounting Policies, (Continued):

NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF MUTUAL FUNDS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of mutual funds, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those mutual funds.

INCREASE IN PLAN’S INTEREST IN OTHER FUNDS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the increase in the Plan’s interest in other funds (the Managed Income Fund and the Ecolab Stock Fund), which consists of the change in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.  No discretionary employer profit sharing contributions were made for the 2001 or 2002 Plan year.

USE OF ESTIMATES:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

2.                           Summary of Significant Accounting Policies, (Continued):

CONCENTRATION OF MARKET RISK:

As of December 31, 2002 and 2001, approximately 56% and 51% of the Plan’s net assets were invested in the common stock of Ecolab Inc., respectively. The underlying value of the Ecolab Stock Fund is dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distribution is made.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

3.                           Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2002 and 2001 are summarized as follows:

(in thousands)	2002	2001

Spartan U.S. Equity Index Fund	$32,240	$43,124

Fidelity Magellan Fund	37,600	52,659

Fidelity Managed Income Fund	46,078	44,235

Ecolab Stock Fund	340,726	295,303

At December 31, 2002 and 2001, the fair value of participant-directed investments in the Ecolab Stock Fund totaled $113,860 and $104,439, respectively.

3.                           Investments, (Continued):

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $24,489 as follows:

(in thousands)	2002

Fidelity mutual funds	$(30,151)

Other mutual funds	(9,778)

Managed Income Fund	26

Ecolab Stock Fund	64,392

$24,489

4.                           Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Ecolab Stock Fund as of December 31, 2002 and 2001, and for the year ended December 31, 2002 are as follows:

	2002	2001

Net assets:
Common stock - Ecolab Inc.	$226,866	$190,864

Year Ended 2002
Changes in net assets:
Dividends	$2,874
Net appreciation	43,701
Plan expenses	(21)
Contributions	12,944
Distributions and transfers	(23,496)
$36,002

5.                              Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 2, 2003, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since application for that determination letter, and the Plan Administrator has filed a new application for a tax determination letter, on the plan as amended. While the application is pending, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                              Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching and profit sharing contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.  In 2002, the amount of such purchases and sales of funds managed by the trustee and the fund consisting of Company stock were as follows (dollars in thousands):

	2002
	Purchases	Sales

Fidelity mutual funds	$75,519	$65,506
Ecolab stock fund	71,570	90,539

7.                     Plan Amendments:

Declarations of Merger were adopted by the Plan to merge the assets of the Commercial Parts & Service Inc. Profit Sharing Savings Plan (“CPS 401(k) Plan”) and the Southwest Sanitary Distribution Company 401(k) Plan (SSDC 401(k) Plan) into the Plan.  Assets of the CPS 401(k) Plan and the SSDC 401(k) Plan totaling $5.6 million, were transferred on July 1, 2002 and August 1, 2002, respectively, into similar investment options as under the prior plans until participants were able to direct their accounts into one or more of the Plan’s available investment options. This amount and other miscellaneous transfers are included as “Transfers from other plans” on the accompanying Statement of Changes in Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULES

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

as of December 31, 2002

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)** Cost	(e) Current Value

*	Fidelity Management and Research Co.	Fidelity Retirement Money Market Portfolio 15,312,220 units		$15,312

*	Fidelity Management and Research Co.	Fidelity Government Income Fund 2,222,814 units		23,295

*	Fidelity Management and Research Co.	Fidelity Puritan Fund 1,515,941 units		23,937

*	Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 1,034,981 units		32,240

*	Fidelity Management and Research Co.	Fidelity Magellan Fund 476,190 units		37,600

*	Fidelity Management and Research Co.	Fidelity Overseas Fund 457,915 units		10,074

*	Fidelity Management and Research Co.	Spartan Extended Market Index Fund 114,348 units		2,199

*	Fidelity Management and Research Co.	Fidelity Freedom Income Fund 70,174 units		744

*	Fidelity Management and Research Co.	Fidelity Freedom 2000 Fund 120,610 units		1,328

*	Fidelity Management and Research Co.	Fidelity Freedom 2010 Fund 458,368 units		5,244

*                            Party-in-interest

**                     Cost information for participant directed investments is not required.

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)** Cost	(e) Current Value

*	Fidelity Management and Research Co.	Fidelity Freedom 2020 Fund 716,618 units		7,625

*	Fidelity Management and Research Co.	Fidelity Freedom 2030 Fund 288,147 units		2,951

*	Fidelity Management and Research Co.	Fidelity Freedom 2040 Fund 51,630 Units		302

	Pacific Investment Management Company	PIMCO Total Return Fund 607,990 units		6,487

	Capital Research and Management	Washington Mutual Investors Fund 280,707 units		6,599

	Harbor Capital Advisor (Jennison Associates LLP is the subadvisor)	Harbor Capital Appreciation Fund 539,410 units		10,901

	TCW Investment Management Co.	Small Cap Value I Growth Fund 1,204,769 units		10,903

	TCW Investment Management Co.	TCW Galileo Small Cap Growth Fund 180,840 units		1,803

*	Fidelity Management Trust Co.	Managed Income Fund 46,077,700 units		46,078

*	Ecolab Inc.	Ecolab Stock Fund 7,330,585 units	145,704	340,726

*	Participant loans	Participant loans due 1/2003-12/2013 (stated interest rates ranging from 4.75% to 10.5%)		16,697
				$603,045

*                            Party-in-interest

**                     Cost information for participant directed investments is not required.

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE OF REPORTABLE TRANSACTIONS

for the year ended December 31, 2002

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Value of Asset on Transaction Date	(i) Net Gain (Loss)

Series of Transactions:

Ecolab Inc./Fidelity Management Trust Co.	Ecolab Stock Fund	71,570		71,570	71,570
			90,539	61,347	90,539	29,192

NOTE (1):  The following columns of Schedule 4J were excluded as they are not applicable:

(e) - Lease Rental and (f) - Expenses Incurred with Transaction.

ECOLAB SAVINGS PLAN and ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Auditors

(99)	Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE: June 20, 2003	By: /s/Diane A. Wigglesworth
Diane A. Wigglesworth
Compensation Vice President,
Ecolab Inc.
(Plan Administrator)

EXHIBIT INDEX

Exhibit No.	Document	Method of Filing

(23)	Consent of Independent Auditors	Filed herewith electronically

(99)	Certification	Filed herewith electronically